SKYE   SKYE   SKYE   SKYE

Electric Tankles
water heaters that *last*

SKYE

SKYE



HOT SPOT

REVOLUTIONARY Under Sink
From 50° to 100° in
LESS THAN 2 SECONDS!



SKYE




